FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim 67082 Strasbourg Cedex France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ).

Enclosure:	Press release dated February 11th, 2004, Transgene announcing Fourth Quarter and Fiscal Year 2003 Financial Results.

CONTACT:
Transgene	Cohn & Wolfe	Image7
Philippe Poncet Chief Financial Officer + 33 (0) 3 88 27 91 02	Julio Cantre + 1 (212) 798 9779	Estelle Guillot-Tantay / Laurence Heilbronn + 33 (0) 1 53 70 74 93 + 33 (0) 1 53 70 74 64

TRANSGENE ANNOUNCES FOURTH QUARTER
AND FISCAL YEAR 2003 FINANCIAL RESULTS

Strasbourg, France, February 11, 2004 – Transgene (Nasdaq: TRGNY – Euronext: FR0005175080) today announced results for the fourth quarter and fiscal year ended December 31, 2003.

Quarterly results

Revenues decreased € 1 million (US$ 1.3 million) to € 0.6 million (US$ 0.8 million) in the fourth quarter 2003, compared to € 1.6 million (US$ 2 million) in the fourth quarter 2002. In 2002, all revenues from the Association Française contre les Myopathies (“AFM”) were recorded in the fourth quarter. Accounting rules did not permit Transgene to record these amounts until after the AFM Agreement was renewed in December 2002. On a comparable basis, revenues in the fourth quarter of 2002 were € 0.6 million (US$ 0.8 million), same as in 2003.

Research and development costs increased € 0.2 million (US$ 0.3 million) in the fourth quarter 2003 compared to the same period of 2002. Clinical trials and manufacturing costs increased € 0.6 million (US$ 0.8 million), whereas research and intellectual property costs decreased € 0.4 million (US$ 0.5 million).

General & administrative costs increased € 0.4 million (US$ 0.5 million) in the fourth quarter of 2003 compared to the same period of 2002, primarily reflecting higher business development, communication & legal expenses and mostly-non-recurring accruals.

Due to lower cash-on-hand and interest rates, interest income was € 0.2 million (US$ 0.3 million) in the last quarter of 2003 compared to € 0.5 million (US$ 0.6 million) in the last quarter of 2002.

As a result, Transgene reported a net loss for the fourth quarter 2003 of € 6.5 million (US$ 8.1 million) compared to a net loss of € 4.7 million (US$ 5.9 million) in the fourth quarter 2002.

Fiscal year ended December 31, 2003

For the year ended December 31, 2003, Transgene reported total revenues of € 2.5 million (US$ 3.2 million) compared to € 2.2 million (US$ 2.8 million) for the fiscal year ended December 31, 2002. The increase is primarily attributable to contracts signed in 2003 with Merck & Co., Inc. (licensing-out) and the International AIDS Vaccine Initiative (manufacturing of preclinical lots), partially offset by a decrease of AFM revenues.

Société anonyme au capital de 23 008 603 € - R.C. Strasbourg B 317 540 581
11, rue de Molsheim - 67082 Strasbourg Cedex (France) - Téléphone (33) (0)3 88 27 91 00 - Téléfax (33) (0)3 88 27 91 11
www.transgene.fr

Operating expenses were € 24.4 million (US$ 30.7 million) in 2003 compared to € 22.7 million (US$ 28.6 million) in 2002. While a reduction in research and intellectual property expenses was observed, the increase reflects the expansion of the 2003 clinical trials program (149 patients enrolled in 2003 compared to 115 in 2002) and higher activity in Transgene’s manufacturing plant and related controls. The balance of the restructuring provision was totally reversed in 2003, of which 0.1 million (US$ 0.1 million) corresponded to an unused portion.

Due to lower cash-on-hand and interest rates, interest income was halved in 2003 (€ 1.1 million or US$ 1.3 million) compared to 2002 (€ 2 million or US$ 2.5 million).

Transgene reported a net loss of € 20.9 million (US$ 26.3 million), or € 2.08 (US$ 2.62) per share, in 2003, compared to a net loss of € 18.6 million (US$ 23.3 million), or € 1.84 (US$ 2.32) per share, in 2002.

Cash expenditures in 2003 amounted to € 19.6 million (US$ 24.6 million) compared to € 17.3 million (US$ 21.8 million) in 2002, reflecting primarily higher 2003 operating expenditures. Additionally, in comparison to 2002, the 2003 cash expenditures have been negatively impacted by a lower refund of research & development tax credit (impact of € 1.3 million or US$ 1.6 million) and lower interest income (impact of € 0.9 million or US$ 1.1 million). The above negative impacts have been partially offset by lower restructuring payments in 2003 (impact of € 1 million or US$ 1.3 million), additional contracts revenues (impact of € 0.3 million or € 0.4 million) and favorable working capital evolution (impact of € 0.5 million or US$ 0.6 million).

At December 31, 2003, Transgene had € 34.9 million (US$ 44 million) in cash and cash equivalents.  Transgene believes that this amount will be sufficient to meet its cash requirements for working capital and capital expenditures through mid-2005.

“We are encouraged by the substantial progress made in our clinical programs in 2003. We are entering an exciting period in the cancer vaccine and immunotherapy fields and are looking forward to further development of our product candidates in 2004,” stated Jean-Francois Carmier, chief executive officer of Transgene.

2003 highlights :

In 2003, Transgene’s four cancer product candidates (MVA-Muc1-IL2 and MVA-HPV-IL2 in Phase II, Ad-IFNγ and Ad-IL2 in Phase I/II) generated clinical data supporting further specific development. Transgene pursued the development of MVA-HPV-IL2 and Ad-IFNγ in monotherapy settings for early stage diseases, and MVA-Muc1-IL2 and Ad-IL2 in combination with chemotherapy for advanced cancers. Additional positive Phase II interim data of MVA-Muc1-IL2 cancer vaccine were released on February 9th, 2004.

Transgene presented positive Phase I/II data on its Ad-IFNγ product candidate in cutaneous lymphoma at the American Society of Gene Therapy Annual Meeting and announced that Ad-IFNγ received orphan drug designation in Europe.

In June 2003, the AFM and Transgene released results of the Phase I gene therapy trial on Duchenne and Becker muscular dystrophies at the American Society of Gene Therapy Annual Meeting.

In September 2003, Transgene announced the decision to commence clinical development of its anti-cancer product candidate MVA-FCU1, a virus-directed enzyme-prodrug therapy which is designed to cause the production of a chemotherapeutic drug locally, within the tumor.

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one which has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements, including statements regarding Transgene’s revenues, capital requirements and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements.  Important factors that may affect Transgene’s future operating results include the following: Transgene has a history of operating losses; it may not have sufficient resources or may fail to obtain the capital necessary to complete the research and commercialization of any of its product candidates; Transgene may be unable to conduct its clinical trials as quickly as it has predicted; Transgene’s clinical trials may not produce results sufficient to justify further product development; Transgene’s product candidates may not demonstrate therapeutic efficacy; Transgene may be unable to obtain regulatory approval for its product candidates; Transgene’s patent and proprietary rights may not provide it with any benefit and the patents of others may prevent it from commercializing its products; proceedings to obtain patents and litigation of third party infringement claims are expensive and could limit its patent and proprietary rights; competitors may develop technologies or products superior to Transgene’s technologies or products; and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

Note: The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.2597, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

*** Tables to follow ***

Condensed Consolidated Balance Sheets

(US GAAP)

(Amounts in thousands )

	December 31,		December 31,
	2003	2003	2002
	US$	€	€
	(Unaudited)		(Audited)

ASSETS
Cash and cash equivalents	44 014	34 940	54 491
Other current assets	2 985	2 370	3 207
Total current assets	46 999	37 310	57 698
Property, plant and equipment, net	10 120	8 034	8 666
Other assets	406	322	516
Total assets	57 525	45 666	66 880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	6 448	5 119	5 277
Total long-term liabilities	7 593	6 028	6 396
Total shareholders’ equity	43 484	34 519	55 207
Total liabilities and shareholders’ equity	57 525	45 666	66 880

Condensed Consolidated Statements of Operations

US GAAP

(Amounts in thousands except share and per share data)

	Three months ended December 31,			Twelve months ended December 31,
	2003	2003	2002	2003	2003	2002
	US$	€	€	US$	€	€
	(Unaudited)			(Unaudited)		(Audited)

Revenues
Revenues from collaborative and licensing agreements	736	584	1 763	3 098	2 459	2 197
Grants received for research and development	53	42	(168)	53	42	9
Total revenues	789	626	1 595	3 151	2 501	2 206

Operating expenses
Research and development	(7 383)	(5 861)	(5 719)	(25 518)	(20 257)	(19 149)
General & administrative	(1 789)	(1 420)	(1 007)	(5 384)	(4 274)	(3 616)
Restructuring	4	3	46	118	94	46
Total operating expenses	(9 168)	(7 278)	(6 680)	(30 783)	(24 437)	(22 719)

Loss from operations	(8 380)	(6 652)	(5 085)	(27 633)	(21 936)	(20 513)

Interest and other income, net	244	194	454	1 337	1 061	2 012
Income tax benefit	0	0	(39)	0	0	(39)
Net loss	(8 135)	(6 458)	(4 670)	(26 296)	(20 875)	(18 540)

Loss per ordinary share	(0,81)	(0,64)	(0,46)	(2,62)	(2,08)	(1,84)
Weighted average number of shares outstanding	10 055 760	10 055 760	10 055 760	10 055 760	10 055 760	10 055 760

Loss per ADS (American Depositary Share)	(0,27)	(0,21)	(0,15)	(0,87)	(0,69)	(0,61)
Weighted average number of ADSs outstanding	30 167 280	30 167 280	30 167 280	30 167 280	30 167 280	30 167 280

Notes :

The December 31, 2003 and December 31, 2002 balance sheets and profit & loss statements have been restated to reflect the retroactive adoption of the fair value recognition provisions of SFAS 123, Accounting for Stock Based Compensation.

For comparability between 2003 and 2002 an expense of € 0.137 million (US$ 0.173 million) in the fourth quarter of 2002 has been reclassified from “Interest & Other Income” to “General and Administrative expenses”.

The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.2597, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11th, 2004	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer